UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65265

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2020 AND ENDING 03/31/2021

         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **PINACLE CAPITAL SECURITIES, LLC**

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

	FIRM I.D. NO.

4105 E BROADWAY, SUITE 101

(No. and Street)

LONG BEACH	CA	90803
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
William Davis / 310-684-2781

                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

David Lundgren & Company

(Name – *if individual, state last, first, middle name*)

508 North Mur-Len Road	Olathe	KS	66062
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

 ✓ Certified Public Accountant

 Public Accountant

 Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William E Davis _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PINACLE CAPITAL SECURITIES, LLC _____ , as of March 31 _____ , 20 21 _____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____



_____
Signature

CEO
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [✓] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [✓] (d) Statement of Changes in Financial Condition.
- [✓] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [✓] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [✓] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [✓] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [✓] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DAVID LUNDGREN & COMPANY

CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
505 NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA
CATHERINE LUNDGREN MBA, CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of Pinnacle Capital Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Pinnacle Capital Securities, LLC as of March 31, 2021, the related statements of operations, changes in members' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Pinnacle Capital Securities, LLC as of March 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Pinnacle Capital Securities, LLC's management. Our responsibility is to express an opinion on Pinnacle Capital Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Pinnacle Capital Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Computation of Net Capital and Aggregate Indebtedness has been subjected to audit procedures performed in conjunction with the audit of Pinnacle Capital Securities, LLC's financial statements. The supplemental information is the responsibility of Pinnacle Capital Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital and Aggregate Indebtedness is fairly stated, in all material respects, in relation to the financial statements as a whole.



We have served as Pinnacle Capital Securities, LLC's auditor since 2018.

Olathe, Kansas
May 21, 2021

PINNACLE CAPITAL SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2021

ASSETS

Cash and cash equivalents	$ 97,835
Other Receivables	131,506
Prepaid Assets and Deposits	7,183
Total Assets	$236,524

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES

Accounts Payable	$ 122,271
Total Liabilities	$ 122,271
MEMBER'S EQUITY	$ 114,253
Total Liabilities and Members Equity	$ 236,524

The accompanying notes are an integral part of these financial statements.

PINNACLE CAPITAL SECURITIES, LLC

STATEMENT OF OPERATIONS

YEAR END MARCH 31, 2021

REVENUE

Commissions and Fee Income	$858,854
Fees collected from Registered Reps	27,115
Total Revenue	$885,969

EXPENSES

Commission expense	$736,316
Professional fees	35,982
Other expenses	21,537
Total Expenses	$793,835
Net Income	$ 92,134

The accompanying notes are an integral part of these financial statements.

PINNACLE CAPITAL SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

YEAR ENDED MARCH 31, 2021

Balance – Beginning of Year	$152,119
Distributions	(130,000)
Net Income	92,134
Balance – End of Year	$114,253

The accompanying notes are an integral part of these financial statements.

PINNACLE CAPITAL SECURITIES, LLC

STATEMENT OF CASH FLOWS

YEAR END MARCH 31, 2021

Net Income	$ 92,134
Increase in other receivables	(130,756)
Increase in prepaid assets	(6,683)
Increase in accounts payable	119,206
Net Cash Flow provided by operating activities	$ 73,901
Distributions	(130,000)
Net Cash Flows used by financing activities	$ (130,000)
Net Decrease in cash and cash equivalents	(56,099)
Cash and cash equivalents at March 31, 2020	153,934
Cash and cash equivalents at March 31, 2021	$ 97,835

The accompanying notes are an integral part of these financial statements.

PINNACLE CAPITAL SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED MARCH 31, 2021

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization - Pinnacle Capital Securities, LLC. is a Missouri limited liability (the "Company"). The Company is a wholly owned subsidiary of Pinnacle Capital Holding, LLC ("PCH"). The Company is registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company's principal business activities include revenues from the sale or placement of EB5 transaction related securities, the sale of other unregistered securities and investment banking fees.

Basis of Presentation - The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Concentrations of Credit Risk – The Company's cash is on deposit at one financial institution and the balances at times may exceed the federally insured limit. The Company believes it is not exposed to any significant credit risk to cash.

Cash Equivalents - For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Receivables - The Company reviews the receivables for collectability on a regular basis. The allowance for doubtful accounts reflects management's best estimate of probable losses determined principally on the basis of historical experience. The allowance for doubtful accounts was $0 at March 31, 2021.

Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

PINNACLE CAPITAL SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED MARCH 31, 2021

NOTE 2 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the Financial Industry Regulatory Authority, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2021, the Company's net capital and required net capital were $85,826 and $8,151 respectively. The ratio of aggregate indebtedness to net capital was 1.425 to 1.

NOTE 3 - INCOME TAXES

As a limited liability company with only one member, the Company is treated as a disregarded entity for federal income tax purposes with PCH. Taxable income and losses are included in the income tax returns of the PCH owners. PCH uses a calendar year for income tax reporting purposes.

NOTE 4 – RELATED PARTY TRANSACTIONS

During the year, the Company distributed $130,000 to PCH.

NOTE 5 – REVENUE FROM CONTRACTS WITH CUSTOMERS

Significant Judgments - The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

In the year ended March 31, 2021, the Company reported several types of revenue as described below. The EB 5 Trail Revenue was generated by the assignment of trail payments on EB 5 transactions from another broker-dealer to the Company. Such trail payments will be received by the Company over periods as long as five years but in some instances the receipt of such trail payments was accelerated by the payee in exchange

for a discount on the amount due. The Company recognized the revenue and associated commission expense on the date of such assignment.

The following table presents revenue by major source:

EB 5 Trail Revenue	$ 26,885
Referral Fees	669,180
1031 Exchange Income	78,511
Other Revenue	84,278
Total Revenue	$ 858,854

NOTE 6 – SUBSEQUENT EVENTS

The Company evaluated subsequent events through the date of issuance and concluded that no further activity has occurred that would require recognition or disclosure.

NOTE 7 – FAIR VALUE

A substantial amount of the Company's assets and liabilities are carried at amounts that approximate fair value because of their short-term nature. Fair value is estimated at a specific point in time, based on relevant market information of the value of the underlying instrument.

NOTE 8 – COMMITMENTS

The Company has no significant commitments for office or equipment leases or other services.

NOTE 9 – CONTINGENCIES

The Company is a registered broker-dealer and, as such is subject to the continual scrutiny of those who regulate the industry including FINRA, the SEC and the various securities commissions of the states and jurisdictions in which it operates. As part of the regulatory process, the Company is subject to routine examinations, the purpose of which is to determine if the Company is in compliance with the rules and regulations

promulgated by the examining regulatory authority. It would not be uncommon in the industry the Company operates for the regulators to assert upon completion of an examination or at other times that the Company has violated certain rules or regulations. Where possible the Company endeavors to negate or correct such asserted violations. In certain circumstances and depending on the nature and extent of the asserted violations the Company may become subject to the disciplinary action including fines. During the year ended March 31, 2021 there were no amounts levied against the Company as a result of regulatory examinations or proceedings.

In the normal course of business, there may be various legal actions and proceedings pending against the Company. To the best of the knowledge of the Company there are no current legal actions or proceedings.

SUPPLEMENTARY INFORMATION

Note: The Firm does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3; and the Firm is filing this Exemption Report in reliance on Footnote 74 to SEC Release 34-70073 and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Firm has no obligation under SEC Rule 15c3-3 because it does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; does not carry accounts of or for customers; and does not carry PAIB accounts. We do not accept customer funds or securities and will not have possession of any customer funds or securities in connection with our activities.

PINNACLE CAPITAL SECURITIES, LLC

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS

YEAR ENDED MARCH 31, 2021

		Unaudited Part IIA	Audit Adjustments		Amended Part IIA
COMPUTATION OF NET CAPITAL					
Total ownership equity from Statement of Financial Condition	$	104,645	9,608	$	114,253
Total ownership equity qualified for net capital		104,645			114,253
Deductions and/or charges:					
Non-allowable assets from Statement of Financial Condition:					
Fees receivable		12,706	8,538		21,244
Prepaid assets		6,682			6,682
Lease deposit		500			500
Net capital	$	84,757		$	85,826
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT					
Minimum net capital required (6 2/3% of Aggregate Indebtedness)	$	872		$	8,151
Minimum dollar net capital requirement of reporting broker-dealer		5,000			5,000
Net capital requirement (greater of above)		5,000			8,151
Excess net capital	$	79,757		$	77,675
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital requirement					
of reporting broker-dealer	$	78,756		$	77,675
COMPUTATION OF AGGREGATE INDEBTEDNESS					
Total aggregate indebtedness from Statement of Financial Condition	$	13,079	109,192	$	122,271
Percent of aggregate indebtedness to net capital		15.4%			142.5%

DAVID LUNDGREN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
505 NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA
CATHERINE LUNDGREN MBA, CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of Pinnacle Capital Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report for year ended March 31, 2021, in which (1) Pinnacle Capital Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Pinnacle Capital Securities, LLC did not claim an exemption from 17 C.F.R. §240.15c3-3: (k) (exemption provisions) and (2) Pinnacle Capital Securities, LLC stated that Pinnacle Capital Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Pinnacle Capital Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Pinnacle Capital Securities, LLC's compliance with Footnote 74. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) of Rule 15c3-3 under the Securities Exchange Act of 1934.



Olathe, Kansas
May 21, 2021



Los Angeles I San Francisco I St. Louis I New York

EXEMPTION REPORT
YEAR ENDED MARCH 31, 2021

Pinnacle Capital Securities, LLC ("Firm") is a registered broker-dealer subject to SEC Rule 17a-5 ("Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by Rule 17a-5(d)(1) and (4). To the best of its knowledge and belief, the Firm states the following:

The Firm does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3; and the Firm is filing this Exemption Report in reliance on Footnote 74 to SEC Release 34-70073 and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Firm has no obligation under SEC Rule 15c3-3 because it does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; does not carry accounts of or for customers; and does not carry PAIB accounts. We do not accept customer funds or securities and will not have possession of any customer funds or securities in connection with our activities.

The Firm had no exceptions to the provision identified above throughout the most recent fiscal year.

I, William Davis, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

William E. Davis

Signature: _____

Title: CEO _____

DAVID LUNDGREN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
505 NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA
CATHERINE LUNDGREN MBA, CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON
APPLYING AGREED-UPON PROCEDURES

Board of Directors of Pinnacle Capital Securities, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Pinnacle Capital Securities, LLC and the SIPC, solely to assist you and SIPC in evaluating Pinnacle Capital Securities, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended March 31, 2021. Pinnacle Capital Securities, LLC's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended March 31, 2021 with the Total Revenue amount reported in Form SIPC-7 for the year ended March 31, 2021, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Pinnacle Capital Securities, LLC's compliance with the applicable instructions of the Form SIPC-7 for the year ended March 31, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures; other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Pinnacle Capital Securities, LLC and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.



Olathe, Kansas

May 21, 2021